盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
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HONG KONG
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FOUNDED 1866

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WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com



Our Ref: 22277-00002

January 25, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement and a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

HK1 300173v1

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934



SEC MAIL
PROCESSING
RECEIVED
JAN 27 2005
WASH. D.C.
152
SECTION

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

January 25, 2005



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

Announcement

COSL hereby announces selected unaudited key operational statistics of the Company for the twelve months ended 31 December 2004. The comparative statistics for the corresponding period of 2003 are also disclosed in this announcement.

China Oilfield Services Limited and its subsidiaries ("COSL" or the "Company") is pleased to announce selected unaudited key operational statistics for the 12 months ended 31 December 2004, together with the comparative statistics for the same period of 2003, as follows:

Drilling Activities	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change *(%)*
Wells Drilled (no. of wells)	**241**	**196**	**23%**
Exploration Wells	55	57	-4%
Development Wells	186	139	34%
Operating Days (Day)	**4,519**	**3,525**	**28%**
Jackup Rigs	3,488	2,915	20%
Semi-submersibles	1,031	610	69%
Utilization Rate	**99%**	**87%**	
Jackup Rigs	98%	94%	
Semi-submersibles	100%	65%	
Well workover (team days)	**7,315**	**6,600**	**11%**

Well Services	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change *(%)*
Logging (no. of jobs)	585	433	35%
Drilling Fluids (no. of wells)	292	217	35%
Directional Drilling (no. of jobs)	191	139	37%
Cementing (no. of wells)	236	162	46%
Well Completion (no. of jobs)	1,057	728	45%

Marine Support and Transportation Services	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change *(%)*
Operating Days (Day)	**21,806**	**18,803**	**16%**
Standby Vessels	11,400	9,513	20%
AHTS Vessels	6,339	5,333	19%
PSV Vessels	2,471	2,359	5%
Utility Vessels	1,595	1,598	-0.2%
Vessel Utilization Rate	**98.8%**	**96.6%**	
Standby Vessels	98.8%	96.5%	
AHTS Vessels	99.6%	94.9%	
PSV Vessels	99.9%	99.2%	
Utility Vessels	93.7%	99.0%	

Geophysical Services	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change *(%)*
2D Seismic Data			
Data Collection (km)	43,226	46,737	-8%
Data Processing (km)	19,696	10,944	80%
3D Seismic Data			
Data Collection (km^2)	3,076	2,339	31%
Data Processing (km^2)	2,273	1,828	24%

The Company's second-hand jack-up rig "COSL 931" purchased in July 2004 finished overhaul at end of 2004 and has been put into service in Western South China Sea at the beginning of January 2005.

During the fourth quarter of 2004, 3 standby vessels and 1 AHTS vessel were added to the Company's fleet. As of 31 December 2004, the Company owned a fleet of 68 vessels and 5 oil tankers.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Beijing, 24 January 2005

Please also refer to the published version of this announcement in The Standard dated 25 January 2005.

File No.: 82-34696

[For immediate release]

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

COSL Announced Unaudited Operational Data for 2004

[24 January 2005 – Hong Kong] China Oilfield Services Limited ("COSL" or the "Company; stock code: 2883"), the leading oilfield services provider in China offshore market, announced today its unaudited key operational statistics for the twelve months ended 31 December 2004.

The Company achieved remarkable operational growth in all four of its business segments in 2004.

For the twelve months ended 31 December 2004, the total number of wells drilled increased by 23% to 241, of which 186 were development wells and 55 were exploration wells. The Company's jack-up drilling rigs operated for a total of 3,488 days, an increase of 573 days or 20% as compared with 2003, and its semi-submersibles operated for a total of 1,031 days, an increase of 69% as compared with 2003. Average rig utilization rate reached 99% for the period.

The Company's well services recorded impressive growth during the period. The number of wells for which the Company provided logging, drilling fluids, directional drilling, cementing and well completion services surged 35%, 35%, 37%, 46% and 45%, respectively.

As for the marine support and transportation services front, the Company's marine support vessels attained an average utilization rate of 98.8%, a slight increase as compared to 96.6% in 2003. In addition, for the twelve months ended 31 December, 2004, the Company's marine support vessels operated for a total of 21,806 days, an increase of 3,003 days or 16% as compared to 2003.

For the period under review, COSL's geophysical services, especially the collection and processing of 2D and 3D seismic data, achieved growth of 80% and 24%, respectively. Besides, collection of 3D seismic data increased by 31% to 3,076 km^2 while collection of 2D seismic data decreased slightly by 8% to 43,226 km.

In addition, the Company's second-hand jack-up rig "COSL 931" purchased in July 2004 finished overhaul at the end of 2004 and has been put into service in Western South China Sea at the beginning of January 2005.

- Cont'd -

During the fourth quarter of 2004, 3 standby vessels and 1 AHTS vessel were added to the Company's fleet. As of 31 December 2004, the Company owned a fleet of 68 vessels and 5 oil tankers.

Commenting on the prominent result of the Company, Mr. Yuan Guangyu, CEO and President of COSL, said, "We leveraged on our strong fleet capability, efficient business strategy and eminent one-stop services and has attained further business growth in 2004. In light of its immense market potential brought forth by global development in the energy industry, increased exploration and development activities offshore China and unrivalled competitive edges, we are confident in COSL's future and its ability to bring fruitful returns to its shareholders."

Operational Performance Overview:

Drilling Activities	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change (%)
Wells Drilled (no. of wells)	**241**	**196**	**23%**
Exploration Wells	55	57	-4%
Development Wells	186	139	34%
Operating Days (Day)	**4519**	**3525**	**28%**
Jackup Rigs	3488	2915	20%
Semi-submersibles	1031	610	69%
Utilization Rate	**99%**	**87%**	
Jackup Rigs	98%	94%	
Semi-submersibles	100%	65%	
Well workover (team days)	**7315**	**6600**	**11%**

Well Services	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change (%)
Logging (no. of jobs)	585	433	35%
Drilling Fluids (no. of wells)	292	217	35%
Directional Drilling (no. of jobs)	191	139	37%
Cementing (no. of wells)	236	162	46%
Well Completion (no. of jobs)	1057	728	45%

Marine Support and Transportation Services	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change (%)
Operating Days (Day)	**21,806**	**18,803**	**16%**
Standby Vessels	11,400	9,513	20%
AHTS Vessels	6,339	5,333	19%
PSV Vessels	2,471	2,359	5%
Utility Vessels	1,595	1,598	-0.2%
Vessel Utilization Rate	**98.8%**	**96.6%**	
Standby Vessels	98.8%	96.5%	
AHTS Vessels	99.6%	94.9%	
PSV Vessels	99.9%	99.2%	
Utility Vessels	93.7%	99.0%	

Geophysical Services	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change (%)
2D Seismic Data			
Data Collection (km)	43,226	46,737	-8%
Data Processing (km)	19,696	10,944	80%
3D Seismic Data			
Data Collection (km^2)	3,076	2,339	31%
Data Processing (km^2)	2,273	1,828	24%

- End -

Background Information about the Company

China Oilfield Services Limited ("COSL"or the "Group", Stock code: 2883HK), is a leading oilfield services provider in the offshore China market. COSL's services cover each phase of offshore oil and gas exploration, development and production. Its four business segments include: drilling services, well services, marine support and transportation services, as well as geophysical services. COSL's shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 20 November 2002.

As at 31 December 2004, COSL owned 13 drilling rigs, including 10 jack-ups and 3 semi-submersibles, and rented 1 jack-up. In addition, COSL owns and operates the largest and most diverse fleet of marine support vessels offshore China, including 68 vessels and 5 oil tankers, 6 seismic vessels, and 3 geotech survey vessels. It also has large arrays of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

Majority of COSL's business is conducted offshore China, in North and South America, in the Middle East Asia, offshore Africa and offshore Europe. COSL and its employees worldwide are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO14000 environmental management standard as well as the OSHA18000 occupational health and safety standard.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Katie Tsui/ Sharis Siu
Tel: 2136 6185
Fax: 2136 6068
Email:Natalietam@iprasia.com.hk/katietsui@iprasia.com.hk/
sharissiu@irpasia.com.hk